APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Ostara Center LLC

Financial Statements and Report

August 31, 2022

DRAFT

Table of Contents



Independent Accountant's Review Report

Paul Calnan
Ostara Center LLC
Aston, MA

We have reviewed the accompanying financial statements of Ostara Center LLC (the LLC), which comprise the statements of balance sheet as of August 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the period then ended (since formation on August 19, 2022), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Ostara Center LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company has recently been formed and has yet to begin operations and has stated that substantial doubt exists about the company's ability to continue as a going concern.

Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____

Philip Debaugh, CPA

OWINGS MILLS, MD
September 6, 2022

Ostara Center LLC
Balance Sheet (Unaudited)
As of August 31, 2022

		2022
Assets		-
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets		-
Liabilities & Members' Equity		-
Liabilities		-
Current Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Equity		-
Retained Earnings		-
Total Members' Equity		-
Total Liabilities & Members' Equity	$	-

DRAFT

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Ostara Center LLC
Statement of Income (Unaudited)
For the period ended August 31, 2022

		2022
Revenues	$	-
Cost of Revenues		-
Gross Profit (Loss)		-
Operating Expenses		-
Salaries and wages		-
Total Operating Expenses		-
Net Income (Loss)	$	-

DRAFT

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Ostara Center LLC
Statement of Changes in Members' Equity (Unaudited)
For the period ended August 31, 2022

	Total Members' Equity
Balance at August 19, 2022	$ -
Net income (loss)	-
Balance at August 31, 2022	$ -

DRAFT

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Ostara Center LLC
Statement of Cash Flows (Unaudited)
For the period ended August 31, 2022

		2022
Net income (loss)		-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	$	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	-

DRAFT

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Ostara Center LLC
Notes to the Financial Statements
For the period ended August 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

Ostara Center LLC (the Company) is <mark><management to provide description of the entity's business operations and activities including major products and services provided, principal markets and locations, and regional activities as relevant. If the entity operates in more than one business, indicate the relative importance of its operations in each business and the basis for this determination.></mark>

The Company was formed as a limited liability company on August 19, 2022 in the Commonwealth of Massachusetts.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

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Ostara Center LLC
Notes to the Financial Statements
For the period ended August 31, 2022

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company was recently formed, has yet to begin operations and will require investment to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Ostara Center LLC
Notes to the Financial Statements
For the period ended August 31, 2022

a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the Company through September 6, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

DRAFT

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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.